November 24, 2003








VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission 450 Fifth Street, NW Washington, D.C. 20549-0408

         Re: Win Or Lose Acquisition Corporation (the "Registrant") Post-effective Amendment No. 1 to
                  Form S-1 Registration Statement
                  filed on November 14, 2003
                  File No. 333-52414

Ladies and Gentlemen,

On November 14, 2003, Win or Lose Acquisition Corporation filed Post-Effective Amendment No. 1 to its Form S-1 Registration Statement for the sole purpose of confirming that none of the securities described in the registration statement had been sold and removing those securities from registration. We improperly used the Edgar coding "RW" in connection with this filing when the proper Edgar coding was "POS."

For the sole purpose of correcting the Edgar coding error, Win or Lose Acquisition Corporation hereby withdraws it's filing of November 14, 2003 and will promptly re-file Post-Effective Amendment No. 1 to its Form S-1 Registration Statement using the correct Edgar code "POS."

                            Win or Lose Acquisition Corporation
                                             /s/
                                Sally A. Fonner, President

                                             /s/
                        Rachel A. Fefer, Secretary/Treasurer and Director

                                             /s/
                          John L. Petersen, General Counsel and Director

                                            /s/
                       Mark R. Dolan, Executive Vice President and Director